UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

OCWEN FINANCIAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

675746 30 9
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States
Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

William C. Erbey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

21,193,1781
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

21,193,1781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,193,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1Includes 5,409,704 shares held by Erbey Holding Corporation, a corporation wholly-owned by William C. Erbey (“Erbey Holding”).  Also includes 2,440,000 shares held by Caritas Partners LLC, a Delaware limited liability company with Mr. William C. Erbey, his spouse, E. Elaine Erbey, and Caritas Charitable Remainder Trust as members.  Also includes 10,020,852 shares held by Salt Pond Holdings, LLC, a United States Virgin Islands limited liability company (“Salt Pond”), of which the members are William C. Erbey, his spouse, E. Elaine Erbey, and Erbey Holding. Salt Pond is owned by Mr. Erbey (56.291%), Mrs. Erbey (24.284%) and Erbey Holdings (19.425%).  Also includes options to acquire 3,322,622 shares which are exercisable on or within 60 days from May 18, 2015.

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

E. Elaine Erbey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

12,460,8522
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,460,8522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,460,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2Includes 2,440,000 shares held by Caritas Partners LLC, a Delaware limited liability company with Mr. William C. Erbey, Ms. Elaine Erbey and the Trust serving as members.  Also includes 10,020,852 shares held by Salt Pond Holdings, LLC, a United States Virgin Islands limited liability company, of which the members are William C. Erbey and his spouse, E. Elaine Erbey.

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

Caritas Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

2,440,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,440,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,440,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

Caritas Charitable Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

2,440,0003
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,440,0003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,440,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

3Includes 2,440,000 shares held by Caritas, with the Trust, Mr. Erbey, and Mrs. Erbey as members, and Mr. Erbey as manager.

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

Salt Pond Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

10,020,852
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

10,020,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,020,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 675746 30 9

1	NAMES OF REPORTING PERSONS

Erbey Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

15,430,5564
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

15,430,5564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,430,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

4Includes 5,409,704 shares held directly and 10,020,852 shares held by Salt Pond.

* The ownership percentage for each Reporting Person as of May 18, 2015 is based upon 125,302,788 shares outstanding as of March 27, 2015 according to the Issuer’s Proxy Statement relating to its Annual Meeting of Shareholders filed with the Securities and Exchange Commission on Schedule 14A on May 12, 2015.

This Amendment No. 7 amends and supplements the Schedule 13D, filed by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, Erbey Holding, Caritas, Caritas Trust and Salt Pond (each a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission on November 4, 1997, as amended by Amendment No. 1 filed on January 14, 2008, Amendment No. 2 filed on March 11, 2008, Amendment No. 3 filed on April 1, 2009, Amendment No. 4 filed on April 7, 2009, Amendment No. 5 filed on September 1, 2011 and Amendment No. 6 filed on March 4, 2015.  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons.  The purpose of this Amendment No. 7 is to report a change in the Reporting Persons’ contracts as set forth below.  Additionally, in filing this amended Schedule 13D the Reporting Persons are converting their filing status from active investor to passive investor.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The securities to which this Amendment No. 7 relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Ocwen Financial Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows.

(a) This Amendment No. 7 is filed jointly by each of the Reporting Persons.  Caritas’ members are Trust, Mr. Erbey, and Mrs. Erbey, and Mr. Erbey is its sole manager.  The members of Salt Pond are Mr. and Mrs. Erbey and Erbey Holding.  Erbey Holding is wholly-owned by Mr. Erbey.

(b) Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, VI 00824.  The principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, VI 00824.  The principal office of each of Caritas, a Georgia limited liability company, and Trust is c/o Frazier & Dexter, LLC, 1320 Peachtree Road, Suite 1500, Atlanta, GA 30309.  The principal office of Salt Pond, a United States Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, VI 00824.

(c) As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between the Issuer and the New York State Department of Financial Services (the “Consent Order”).  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time.  Mrs. Erbey is Chief Financial Officer of Salt Pond.  Each of Erbey Holding and Caritas is a holding company for the investment of securities.  The Trust is a charitable remainder unitrust.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. and Mrs. Erbey are United States citizens.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows.

Concurrently with this transaction, the Reporting Persons have made the investment decision to become passive investors in the Issuer; however, subject to the terms of the Consent Order, the Principal Reporting Person otherwise intends to review continuously his investment in the Issuer, the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Principal Reporting Person may, from time to time, increase or decrease his ownership of Common Stock, pledge or lend Common Stock, propose, engage in or approve an extraordinary corporate transaction with regard to the Issuer or propose, engage in or approve any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of May 18, 2015 is based upon 125,302,788 shares outstanding as of March 27, 2015 according to the Issuer’s Proxy Statement relating to its Annual Meeting of Shareholders filed with the Securities and Exchange Commission on Schedule 14A on May 12, 2015.

(b) In addition, the Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

(c) Transactions within the past 60 days of May 18, 2015: None.

(d) Not applicable.

(e) In August 2013, the Common Stock owned by FF Plaza was transferred to Salt Pond.  FF Plaza and its parent entity, Delaware Permanent, ceased to be the beneficial owner of Common Stock at this time and have subsequently been dissolved.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows.

The information in Item 4 above is incorporated herein by reference.

Retirement Agreement

In connection with Mr. Erbey’s retirement described in Item 2(c) above, on January 16, 2015, Mr. Erbey entered into a Retirement Agreement with the Issuer and Ocwen Mortgage Services, Inc., a wholly owned subsidiary of the Issuer (“OMS”).  The following summary of the Retirement Agreement is qualified in its entirety by reference to the text of the Retirement Agreement, which was filed as Exhibit 10.1 in the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2015, and incorporated herein by reference.

On January 16, 2015 (the “Retirement Date”), the Compensation Committee of the Board approved, and the Board ratified, a Retirement Agreement by and between the Company, OMS and Mr. Erbey (the “Retirement Agreement”).  The Compensation Committee of the Board retained Frederic W Cook & Co., Inc. as its independent compensation consultant to provide advice in connection with the Retirement Agreement.  The following summary of the Retirement Agreement is qualified in its entirety by reference to the text of the Retirement Agreement, which was filed as Exhibit 10.1 in the Issuer’s Current Report on Form 8-K filed with the SEC on January 20, 2015, and incorporated herein by reference.

The Retirement Agreement provides for Mr. Erbey’s separation from the Company and its affiliates as described above.  The Retirement Agreement includes the following provisions in favor of the Company:

● ●	Mr. Erbey releases the Issuer and its affiliates with respect to any employment-related claims. Mr. Erbey agrees that he will not disclose any confidential information of the Issuer or its affiliates.
●	Mr. Erbey agrees that, for a period of 24 months after the Retirement Date, he will not engage in certain activities that are competitive with the Issuer and its affiliates.

●	Mr. Erbey agrees that, for a period of 24 months after the Retirement Date, he will not solicit any employee or independent contractor of the Issuer or any of its affiliates.
●
Mr. Erbey agrees that, for a period of 24 months after the Retirement Date, he will not use trade secrets of the Issuer or any of its affiliates to solicit any customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of the Issuer or any of its affiliates.

●
Mr. Erbey agrees that, following the Retirement Date, he will cooperate with the Issuer and its affiliates in connection with certain litigation and audit matters relating to his employment with, or service as a member of the board of directors of the Issuer of, the Issuer or any of its affiliates.

Provisions in favor of Mr. Erbey under the Retirement Agreement include the following:

●	OMS will consider Mr. Erbey for an annual bonus for fiscal 2014, determined by OMS in a manner consistent with its determination of bonuses for 2014 for its other senior executives.
●	OMS will pay Mr. Erbey a $725,000 cash severance payment (the “Lump Sum Severance Payment”).
●	OMS will pay Mr. Erbey $475,000 in lieu of certain relocation benefits (the “Lump Sum Relocation Payment”).
●	Mr. Erbey and his spouse will be entitled to continued medical coverage.
●
Mr. Erbey’s outstanding Issuer stock options would otherwise become fully vested in connection with Mr. Erbey’s separation and retirement in accordance with the existing terms of the awards.  The Retirement Agreement provides that Mr. Erbey’s outstanding Company stock options granted in 2008 and 2012 will continue to be exercisable for the balance of the original 10-year term of the awards.

●
Mr. Erbey is entitled to a 2015 dividend of $725,000 on his shares of OMS Class A Preferred Stock.  Promptly after payment of that dividend, OMS will redeem all of Mr. Erbey’s Class A Preferred Stock for $100.

●	Mr. Erbey has certain rights to require the Company to file a registration statement on Form S-3 to register the resale of his shares of Issuer common stock (the “Registration Rights”).

The Retirement Agreement also provides that, in the event it is determined in a final and unappealable order or judgment by a court of competent jurisdiction that Mr. Erbey engaged in a felony (other than a traffic violation) or breached his duty of loyalty to the Issuer or any of its affiliates (other than unintentionally) while he was employed by, or was an officer or director of, the Issuer or any of its affiliates, Mr. Erbey agrees to repay to OMS, upon demand by the board of directors of the Issuer, the Lump Sum Severance Payment, the Lump Sum Relocation Payment and any 2015 Dividend.  In addition, in the event of any such determination, the Issuer may terminate any then-outstanding Company stock options and any continued medical coverage, and will have no further obligations with respect to the Registration Rights.

Call Option Agreements

On May 18, 2015, Salt Pond sold to UBS AG (the “Counterparty”) four separate covered call options with respect to an aggregate of 4,500,000 shares of Common Stock (the “Call Options”).  The Call Options were sold to the Counterparty in four tranches as follows: 2,500,000 shares of Common Stock at an initial strike price of $12.1562 per share expiring on December 18, 2015; 500,000 shares of Common Stock at an initial strike price of $12.1562 per share expiring on May 20, 2016; 500,000 shares of Common Stock at an initial strike price of $13.1692 per share expiring on May 20, 2016; and 1,000,000 shares of Common Stock at an initial strike price of $14.1822 per share expiring on April 21, 2017.  The Call Options are European-style options under which UBS will purchase the underlying Common Stock for the applicable tranche on the applicable expiration date, if the market price of the Common Stock exceeds the relevant strike price on the New York Stock Exchange (the “NYSE”).  The Call Options may be settled in cash or by physical delivery on the applicable settlement date.  If any particular Call Option is settled by physical delivery, Salt Pond will exchange the underlying Common Stock for cash in an amount equal to the product of the strike price per share multiplied by the number of shares of Common Stock delivered.  If any particular Call Option is settled in cash, Salt Pond will pay to the Counterparty an amount in cash equal to the product of (i) the number of shares of Common Stock underlying the executed Call Option multiplied by (ii) the amount, if any, by which the closing price per share of the Common Stock as reported by the NYSE at the time the Call Options are exercised exceeds the strike price.  Salt Pond will be paid a premium on May 21, 2015 for each of the four Call Options as consideration for entering into the Call Options: $1,595,500 for tranche one; $541,950 for tranche two; $390,000 for tranche three; and $1,266, 200 for tranche four (each a “Premium”).

In connection with the Call Options, Salt Pond entered into a Pledge and Security Agreement, dated May 1, 2015, among Salt Pond, UBS AG, London Branch and UBS AG, Stamford Branch (the “Pledge Agreement”), pursuant to which Salt Pond will deliver to UBS AG 4,500,000 shares of Common Stock as collateral to secure its obligations under the Call Options.  During the pendency of the

Pledge Agreement, Salt Pond retains the right to receive ordinary cash dividends on, and vote, the shares of Common Stock pledged as collateral.  The sale of the Call Options is being conducted pursuant to Rule 144 under the Securities Act of 1933, as amended and Salt Pond expects any settlement of shares of Common Stock to be effected in a similar manner.  The foregoing summary of the Call Options and the Pledge Agreement are qualified in their entirety by reference to the Call Option documentation, forms of which are filed as Exhibit 3, 4, 5, 6 and 7 hereto, and the Pledge Agreement, a form of which is filed as Exhibit 8 hereto, all of which are incorporated herein by reference.

Other Agreements

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than (i) the note described in Item 3 in the Reporting Persons’ original Schedule 13D, filed on November 4, 1997, (ii) agreements pertaining to issuances pursuant to the Issuer’s stock benefit plans and (iii) the contracts, arrangements, understandings and relationships described herein.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1
Joint Filing Agreement, dated March 4, 2015, by and among William C. Erbey, E. Elaine Erbey, Erbey Holding Corporation, Caritas Partners LLC, Caritas Charitable Remainder Trust and Salt Pond Holdings, LLC (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D/A filed with the SEC on March 4, 2015).

Exhibit 2
Retirement Agreement by and between the Issuer, OMS and Mr. Erbey dated January 16, 2015 (incorporated by reference to Exhibit 10.1 of Ocwen Financial Corporation’s Current Report on Form 8-K filed with the SEC on January 20, 2015 (File No. 001-13219)).

Exhibit 3	Form of Master Agreement for Equity Options, dated May 1, 2015, among Salt Pond Holdings LLC, UBS Securities LLC and UBS AG, London Branch.

Exhibit 4	Form of Confirmation (Call Option), dated May 18, 2015, among Salt Pond Holdings LLC and UBS AG, London Branch (regarding tranche one).

Exhibit 5	Form of Confirmation (Call Option), dated May 18, 2015, among Salt Pond Holdings LLC and UBS AG, London Branch (regarding tranche two).

Exhibit 6	Form of Confirmation (Call Option), dated May 18, 2015, among Salt Pond Holdings LLC and UBS AG, London Branch (regarding tranche three).

Exhibit 7	Form of Confirmation (Call Option), dated May 18, 2015, among Salt Pond Holdings LLC and UBS AG, London Branch (regarding tranche four).

Exhibit 8	Form of Pledge and Security Agreement, dated May 1, 2015, among Salt Pond Holdings LLC, UBS AG, London Branch and UBS AG, Stamford Branch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	May 20, 2015
William C. Erbey

/s/ William C. Erbey
William C. Erbey

Dated:	May 20, 2015
E. Elaine Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Dated:	May 20, 2015
Caritas Partners, LLC

By:	/s/ William C. Erbey
	Name:	William C. Erbey
	Title:	Manager

Dated:	May 20, 2015
Caritas Charitable Remainder Trust

By:	/s/ William C. Erbey
	Name:	William C. Erbey
	Title:	Co-Trustee

Dated:	May 20, 2015
Caritas Charitable Remainder Trust

By:	/s/ E. Elaine Erbey
	Name:	E. Elaine Erbey
	Title:	Co-Trustee

Dated:	May 20, 2015
Salt Pond Holdings, LLC

By:	/s/ William C. Erbey
	Name:	William C. Erbey
	Title:	President